Prospectus May 10, 2011

MH Elite Portfolio of Funds, Inc.

MH Elite Small Cap Fund of Funds (MHELX) MH Elite Fund of Funds (MHEFX) MH Elite Select Portfolio of Funds (MHESX) MH Elite Income Fund of Funds

These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the commission passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

MH Elite Portfolio of Funds, Inc. www.mhelite.com

Table of Contents

Summary Section

MH Elite Small Cap Fund of Funds……………………………………………………………..

3

MH Elite Fund of Funds…………………………………………………………...7

MH Elite Select Portfolio of Funds……………………………………………………….........

11

MH Elite Income Fund of Funds…………………………………………………………………

16

Additional Information on the Funds’ Investment Objectives and Principal Strategies

20

Principal Risks……………………………………………………………………………………………..

21

Investment Adviser………………………………………………………………………………………...

22

Pricing Of Fund Shares…………………………………………………………………………………...

23

How To Buy Shares…………………………………………………………………………………….....

23

How To Exchange Shares………………………………………………………………………………..

24

How To Sell Shares……………………………………………………………………………………….

24

Retirement Plans…………………………………………………………………………………………..

25

Distributions and Taxes…………………………………………………………………………………...

25

Financial Highlights………………………………………………………………………………………..

26

Privacy Policy………………………………………………………………………………………………

29

Household Delivery of Shareholder Documents……………………………………………………….

30

To Obtain Additional Information…………………………………………………………………………

30

This prospectus is intended to provide important information to help you evaluate whether the funds offered by MH Elite Portfolio of Funds, Inc. may be right for you.  Please read this prospectus carefully before investing and keep the prospectus for future reference.

Summary Section

MH Elite Small Cap Fund of Funds

Investment Objective

The Fund seeks long term capital appreciation.

Fees and Expenses of the Fund

The table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	1.00%
Distribution (and/or Service) (12b-1) Fees	None
Other Expenses [1]	0.25%
Acquired Fund Fees and Expenses	1.20%[2]
Total Annual Fund Operating Expenses	2.45%

1Other Expenses of .25% will be paid to MH Investment Management Inc. (MHI) as per the Administrative Services Agreement. Under this agreement, the investment adviser (MHI) is obligated to pay all the expenses of the Fund other than investment advisory fees, other expenses as per the administrative services agreement and acquired fund fees. This arrangement will continue for as long as MHI remains the adviser to the Fund and can only be terminated by the Board of Directors. The fee of .25% for Other Expenses cannot be raised without shareholder approval.

2 Fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds. The Total Annual Fund Operating Expenses for the Fund do not correlate to the Ratio of Expenses to Average Net Assets provided in the Financial Highlights section of the statutory prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$251	$792	$1,388	$3,159

Portfolio Turnover

A Fund may pay transaction costs, such as commissions, when it buys and sell securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 46.02% of the average value of its portfolio.

Summary Section

MH Elite Small Cap Fund of Funds

Principal Investment Strategies

MH Elite Small Cap Fund of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 25 unaffiliated open-end mutual funds ("underlying funds") which in turn, invest principally (i.e. at least 80% of their total assets) in common stocks of small and micro- capitalization companies. The Fund’s adviser currently considers small capitalization companies to be those with market capitalization of $2 billion or less and considers micro-capitalization companies to be those with market capitalization of $500 million or less. The underlying funds may also purchase other types of equity securities such as preferred stocks and convertible securities. Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12b-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds. The investment objective of each of the underlying funds will be, consistent with the investment objective of the Fund, long-term capital appreciation.

The majority of holdings of the underlying funds are intended to represent primarily U.S. based small companies. Although the underlying funds will normally focus on the securities of U.S. companies, they may invest in foreign securities. An underlying fund may use derivatives such as options and futures contracts as a substitute for investing directly in equity securities. The Fund will generally invest in a mix of fund styles identified as value, blend or growth funds. Depending on economic and market conditions, the Fund may be weighted more to one particular investment style.

The Fund may sell an underlying fund if the Adviser believes it no longer contributes to the attainment of the Fund’s investment objective. Factors that could contribute to an underlying fund being sold include disappointing performance, style drift, a change in the underlying fund’s portfolio manager or if exposure to foreign securities exceeds 30% of the underlying fund’s holdings.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

Derivative Risk – The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying asset. Investing in derivative instruments may be speculative and involves leverage, liquidity, and valuation risks and the risk of losing more than the principal amount invested;

•

Foreign Investment Risk - The underlying funds may invest in foreign securities which may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S;

•

Fund of Funds Risk - Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses. The investment advisers of the underlying funds may simultaneously pursue inconsistent or contradictory courses of action, for example, one fund may be purchasing securities of the same issuer whose securities are being sold by another underlying fund;

•

Management Risk - Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

Market Risk - The value of your investment in the Fund will fluctuate in response to the stock market and general economic conditions. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices;

•

Portfolio Turnover Risk - Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute sizable taxable gains to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

Summary Section

MH Elite Small Cap Fund of Funds

•

Smaller Company Risk - Investing in small cap stock funds has been riskier than investing in funds that invest in mid and large cap stocks.  Stock prices of small cap companies tend to be less liquid and more volatile than mid and large cap companies with sharper price movements in both up and down markets;

•

Style Risk - The Fund may be overly invested in one particular style of investing (i.e. growth vs. value) that may under perform and/or be more volatile than other investment styles at the time. Growth investing involves buying stocks that have relatively high price-to-earnings ratios. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions and market moves. Value investing involves buying stocks that are out of favor and/or undervalued in comparison to their peers. Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment.

Performance Information

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by comparing the Fund’s average annual returns with those of a broad-based market index. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

During the 10-year period shown in the bar chart, the highest return for a quarter was 27.65% (quarter ending 12/31/1999) and the lowest return for a quarter was -27.83% (quarter ending 12/31/2008).

     MH Elite Small Cap Fund of Funds

Average Annual Total Returns
	Periods Ended December 31, 2010
	1 Year	5 Years	10 Years
Return before taxes	21.82%	1.49%	4.84%
Return after taxes on distributions	21.82%	0.67%	4.05%
Return after taxes on distributions and sale of fund shares	14.18%	0.57%	3.53%
Russell 2000 (reflects no deductions for fees, expenses, or taxes)	26.86%	4.47%	6.33%

Summary Section

MH Elite Small Cap Fund of Funds

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their shares in the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale at the end of the measurement period.

Management of the Fund

Investment Adviser - MH Investment Management, Inc.

Portfolio Manager – Harvey Merson has managed the Fund since its inception in 1998.

Purchase and Sale of Fund Shares

The minimum initial investment is $10,000 and the minimum subsequent investment is $1,000. Minimum investment amounts may be split among one or more of the MH Elite Funds. You may purchase shares by completing an application and sending payment by check to the Fund. An application to purchase shares of the Fund(s) may be obtained by calling the Fund at    800-318-7969 or going to www.mhelite.com. You may sell (redeem) your shares on any day the New York Stock Exchange is open by calling the Fund or by sending a letter of instructions to MH Elite Portfolio of Funds, Inc. at 220 Russell Ave.    Rahway NJ 07065. Redemptions by telephone are permitted only for amounts up to $50,000. Generally, purchase and redemption requests received in good order will be processed at the next asset value (NAV) next calculated after the request is received. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.

Tax Information

The Fund’s distributions will normally be taxed as ordinary income or capital gains unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or IRA.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

Summary Section

MH Elite Fund of Funds

Investment Objective

The Fund seeks long term capital appreciation.

Fees and Expenses of the Fund

The table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	1.00%
Distribution (and/or Service) (12b-1) Fees	None
Other Expenses [1]	0.25%
Acquired Fund Fees and Expenses	0.96%[2]
Total Annual Fund Operating Expenses	2.21%

1 Other Expenses of .25% will be paid to MH Investment Management Inc. (MHI) as per the Administrative Services Agreement. Under this agreement, the investment adviser (MHI) is obligated to pay all the expenses of the Fund other than investment advisory fees, other expenses as per the administrative services agreement and acquired fund fees. This arrangement will continue for as long as MHI remains the adviser to the Fund and can only be terminated by the Board of Directors. The fee of .25% for Other Expenses cannot be raised without shareholder approval.

2  Fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds. The Total Annual Fund Operating Expenses for the Fund do not correlate to the Ratio of Expenses to Average Net Assets provided in the Financial Highlights section of the statutory prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$226	$714	$1,251	$2,848

Portfolio Turnover

A Fund may pay transaction costs, such as commissions, when it buys and sell securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 13.43% of the average value of its portfolio.

Summary Section

MH Elite Fund of Funds

Principal Investment Strategies

MH Elite Fund of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 25 unaffiliated open-end mutual funds ("underlying funds") which in turn, invest principally (i.e. at least 80% of their total assets) in common stocks of mid and large-capitalization companies. The Fund’s adviser currently considers mid cap companies to have a market capitalization of between $2 billion and $10 billion and considers large-cap companies to have a market capitalization greater than $10 billion. The underlying funds may also purchase other types of equity securities such as preferred stocks and convertible securities. Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on   12b-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds. The investment objective of each of the underlying funds will be, consistent with the investment objective of the Fund, long-term capital appreciation.

The majority of holdings of the underlying funds are intended to represent primarily U.S. based mid and large cap companies. Although the underlying funds will normally focus on the securities of U.S. companies, they may invest in foreign securities. An underlying fund may use derivatives such as options and futures contracts as a substitute for investing directly in equity securities. The Fund will generally invest in a mix of fund styles identified as value, blend or growth funds. Depending on economic and market conditions, the Fund may be weighted more to one particular investment style.

The Fund may sell an underlying fund if the Adviser believes it no longer contributes to the attainment of the Fund’s investment objective. Factors that could contribute to an underlying fund being sold include disappointing performance, style drift, a change in the underlying fund’s portfolio manager or if exposure to foreign securities exceeds 30% of the underlying fund’s holdings.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

Derivative Risk – The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying asset. Investing in derivative instruments may be speculative and involves leverage, liquidity, and valuation risks and the risk of losing more than the principal amount invested;

•

Foreign Investment Risk - The underlying funds may invest in foreign securities which may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S;

•

Fund of Funds Risk - Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses. The investment advisers of the underlying funds may simultaneously pursue inconsistent or contradictory courses of action, for example, one fund may be purchasing securities of the same issuer whose securities are being sold by another underlying fund;

•

Management Risk - Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

Market Risk - The value of your investment in the Fund will fluctuate in response to the stock market and general economic conditions. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices;

•

Mid Size Company Risk – Stocks of medium sized companies tend to be more volatile and less liquid than stocks of large companies;

Summary Section

MH Elite Fund of Funds

•

Portfolio Turnover Risk - Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute sizable taxable gains to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

•

Style Risk - The Fund may be overly invested in one particular style of investing (i.e. growth vs. value) that may under perform and/or be more volatile than other investment styles at the time. Growth investing involves buying stocks that have relatively high price-to-earnings ratios. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions and market moves. Value investing involves buying stocks that are out of favor and/or undervalued in comparison to their peers. Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment.

Performance Information

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by comparing the Fund’s average annual returns with those of a broad-based market index. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

1 2004 - From inception: 1/13/2004 to 12/31/2004

During the 7-year period shown in the bar chart, the highest return for a quarter was 18.93% (quarter ending 02/28/2009) and the lowest return for a quarter was -23.30% (quarter ending 12/31/2008).

      MH Elite Fund of Funds

Average Annual Total Returns
	Periods Ended December 31, 2010
	1 Year	5 Years	Since inception (1/13/04)
Return before taxes	14.73%	1.33%	3.16%
Return after taxes on distributions	14.73%	0.83%	2.73%
Return after taxes on distributions and sale of fund shares	9.57%	0.71%	2.35%
Russell 1000 (reflects no deductions for fees, expenses, or taxes)	16.10%	2.59%	4.09%

Summary Section

MH Elite Fund of Funds

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their shares in the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale at the end of the measurement period.

Management of the Fund

Investment Adviser – MH Investment Management, Inc.

Portfolio Manager - Harvey Merson has managed the Fund since its inception in 2004.

Purchase and Sale of Fund Shares

The minimum initial investment is $10,000 and the minimum subsequent investment is $1,000. Minimum investment amounts may be split among one or more of the MH Elite Funds. You may purchase shares by completing an application and sending payment by check to the Fund. An application to purchase shares of the Fund(s) may be obtained by calling the Fund at   800-318-7969 or going to www.mhelite.com. You may sell (redeem) your shares on any day the New York Stock Exchange is open by calling the Fund or by sending a letter of instructions to MH Elite Portfolio of Funds, Inc. at 220 Russell Ave.     Rahway NJ 07065. Redemptions by telephone are permitted only for amounts up to $50,000. Generally, purchase and redemption requests received in good order will be processed at the next asset value (NAV) next calculated after the request is received. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.

Tax Information

The Fund’s distributions will normally be taxed as ordinary income or capital gains unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or IRA.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

Summary Section

MH Elite Select Portfolio of Funds

Investment Objective

The Fund seeks long term capital appreciation.

Fees and Expenses of the Fund

The table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	1.75%
Distribution (and/or Service) (12b-1) Fees	None
Other Expenses [1]	0.25%
Acquired Fund Fees and Expenses	1.21%[2]
Total Annual Fund Operating Expenses	3.21%

1 Other Expenses of .25% will be paid to MH Investment Management Inc. (MHI) as per the Administrative Services Agreement. Under this agreement, the investment adviser (MHI) is obligated to pay all the expenses of the Fund other than investment advisory fees, other expenses as per the administrative services agreement and acquired fund fees. This arrangement will continue for as long as MHI remains the adviser to the Fund and can only be terminated by the Board of Directors. The fee of .25% for Other Expenses cannot be raised without shareholder approval.

2 Fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds. The Total Annual Fund Operating Expenses for the Fund do not correlate to the Ratio of Expenses to Average Net Assets provided in the Financial Highlights section of the statutory prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 years
$329	$1,307	$1,818	$4,138

Portfolio Turnover

A Fund may pay transaction costs, such as commissions, when it buys and sell securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 26.49% of the average value of its portfolio.

Summary Section

MH Elite Select Portfolio of Funds

Principal Investment Strategies

MH Elite Select Portfolio of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 30 unaffiliated open-end mutual funds (“underlying funds”). The underlying funds will represent a diversified mix of asset classes that may have a low correlation to the U.S. stock market including funds that invest in foreign developed markets, emerging markets, natural resources, precious metals and real estate. Natural resources portfolios focus on commodity based industries such as energy (e.g. oil, natural gas and nuclear), wind, water, solar chemicals, minerals (e.g. coal) and forest products in the U.S. or outside the U.S. Precious metals portfolios focus on mining stocks that are engaged in the exploration, mining, development and distribution of metals and minerals such as gold, silver, platinum, diamonds, copper and nickel. Underlying funds that in invest in real estate will own real estate companies, businesses supplying services to the real estate market and REITS, real estate investment trusts that own and operate real estate properties. In addition, the Fund may invest in long/short and/or short only funds. An underlying fund may also use derivatives such as options and futures contracts as a substitute for investing directly in equity securities.

Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12b-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds. The Fund has no restrictions on fund styles or on the average market capitalization of the underlying funds. There are also no geographic limits on the Fund’s non-U.S. investments. Under normal conditions, the Fund will invest at least 50% of its total assets in underlying funds that invest in non-U.S. companies.

The Fund may sell an underlying fund if the Adviser believes it no longer contributes to the attainment of the Fund’s investment objective. Factors that could contribute to an underlying fund being sold include disappointing performance, portfolio overlap or concentration that impacts the Fund’s diversification, a change in the underlying fund’s portfolio manager or a reweighing of asset classes by the Fund’s Adviser.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

Allocation Risk – The risk that the Fund could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated to the underlying funds;

•

Derivative Risk – The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying asset. Investing in derivative instruments may be speculative and involves leverage, liquidity, and valuation risks and the risk of losing more than the principal amount invested.

•

Emerging Market Risk - There is a greater risk of investing in developing or emerging market countries such as those in Eastern Europe, Latin America and the Pacific Basin. These countries have less developed securities markets or exchanges, and legal and accounting systems and may be considered speculative investments. Securities may be less liquid and more volatile than securities in countries with more mature markets. Emerging market countries may be subject to greater risks of government restrictions;

•

Foreign Market Risk - For a variety of reasons including unstable economies, potential for political unrest, demographics, market inefficiencies and currency fluctuations, investing in foreign markets may be more volatile than investing in the US market. There is the chance that the value of a foreign investment held by an underlying fund will, when measured in U.S. dollars, decrease because of unfavorable changes in currency exchange rates;

Summary Section

MH Elite Select Portfolio of Funds

•

Fund of Funds Risk - Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses. The investment advisers of the underlying funds may simultaneously pursue inconsistent or contradictory courses of action, for example, one fund may be purchasing securities of the same issuer whose securities are being sold by another underlying fund;

•

Geographic Concentration Risks – Underlying funds may concentrate their investments in a particular geographic region and subject that fund to social, political and economic conditions unique to that particular area. As a result, the underlying fund is likely to be more volatile than a more geographically diverse international fund;

•

Industry Risks – An underlying fund that focuses its investments in specific industries or sectors is more susceptible to developments affecting those industries and sectors than a more diversified fund. Investing in natural resources, precious metals and real estate present additional risks.  The prices of commodities may be volatile, fluctuating substantially over short periods of time. Prices can be adversely affected by factors surrounding political, regulatory and economic issues and the supply and demand for a particular commodity;

•

Management Risk - Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

Market Risk - The value of your investment in the Fund will fluctuate in response to the stock market and general economic conditions. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices;

•

Portfolio Turnover Risk - Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute sizable taxable gains to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

•

Short Sale Risk – Short sales are transactions in which an underlying fund sells a stock it does not own. The underlying fund borrows the stock and is obligated to replace the stock borrowed by purchasing the stock at the market price at time of replacement. The price at such time may be higher or lower than the price at which the stock was sold. If the stock goes up in price during the period during which the short position is outstanding, the underlying fund will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales. The underlying fund will benefit if the price declines during the period during which the short position is outstanding;

•

Smaller Company Risk - Investing in small cap stock funds has been riskier than investing in funds that invest in mid and large cap stocks.  Stock prices of small cap companies tend to be less liquid and more volatile than mid and large cap companies with sharper price movements in both up and down markets.

Summary Section

MH Elite Select Portfolio of Funds

Performance Information

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by comparing the Fund’s average annual returns with those of a broad-based market index. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

1 2006 - From inception: 4/6/2006 to 12/31/2006

During the 5-year period shown in the bar chart, the highest return for a quarter was 14.97% (quarter ending 02/28/2009) and the lowest return for a quarter was -17.09% (quarter ending 12/31/2008).

      MH Elite Select Portfolio of Funds

Average Annual Total Return
	Periods Ended December 31, 2010
	1 Year	Since inception (4/6/06)
Return before taxes	12.85%	0.82%
Return after taxes on distributions	12.85%	0.81%
Return after taxes on distributions and sale of fund shares	8.35%	0.69%
S&P 500 (reflects no deductions for fees, expenses, or taxes)	15.06%	0.98%

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their shares in the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale at the end of the measurement period.

Summary Section

MH Elite Select Portfolio of Funds

Management of the Fund

Investment  Adviser  - MH Investment Management, Inc.

Portfolio Manager - Harvey Merson has managed the Fund since inception of the Fund in 2006.

Purchase and Sale of Fund Shares

The minimum initial investment is $10,000 and the minimum subsequent investment is $1,000. Minimum investment amounts may be split among one or more of the MH Elite Funds. You may purchase shares by completing an application and sending payment by check to the Fund. An application to purchase shares of the Fund(s) may be obtained by calling the Fund at   800-318-7969 or going to www.mhelite.com. You may sell (redeem) your shares on any day the New York Stock Exchange is open by calling the Fund or by sending a letter of instructions to MH Elite Portfolio of Funds, Inc. at 220 Russell Ave.    Rahway NJ 07065. Redemptions by telephone are permitted only for amounts up to $50,000. Generally, purchase and redemption requests received in good order will be processed at the next asset value (NAV) next calculated after the request is received. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.

Tax Information

The Fund’s distributions will normally be taxed as ordinary income or capital gains unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or IRA.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

Summary Section

MH Elite Income Fund of Funds

Investment Objective

The Fund’s primary investment objective is income, with the potential for capital appreciation as a secondary objective.

Fees and Expenses of the Fund

The table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	1.00%
Distribution (and/or Service) (12b-1) Fees	None
Other Expenses [1]	0.25%
Acquired Fund Fees and Expenses	0.75%[2]
Total Annual Fund Operating Expenses	2.00%

1 Other Expenses of .25% will be paid to MH Investment Management Inc. (MHI) as per the Administrative Services Agreement. Under this agreement, the investment adviser (MHI) is obligated to pay all the expenses of the Fund other than investment advisory fees, other expenses as per the administrative services agreement and acquired fund fees. This arrangement will continue for as long as MHI remains the adviser to the Fund and can only be terminated by the Board of Directors. The fee of .25% for Other Expenses cannot be raised without shareholder approval.

2 Fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds. The Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year.

Example

 This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$205	$646

Portfolio Turnover

A Fund may pay transaction costs, such as commissions, when it buys and sell securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  During the most recent fiscal year, the MH Elite Income Fund of Funds was not in operation and consequently cannot report a turnover rate.

Summary Section

MH Elite Income Fund of Funds

Principal Investment Strategies

MH Elite Income Fund of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 30 unaffiliated open-end mutual funds (“underlying funds”) with an investment objective that seeks to provide current income and/or total return. The Fund will attempt to manage risk and market volatility by investing in a wide range of income funds including funds that invest in U.S. treasury securities that are backed by the full faith and credit of the U.S. Government, corporate bonds, bank debt, mortgage backed securities, inflation indexed securities, debt securities of foreign government and corporate issuers, convertible bonds, high yield/junk bonds and emerging market debt. The credit quality of the bonds purchased by the underlying funds will range from unrated junk bonds to investment grade. The underlying funds will also invest in bonds of various maturities. The Fund may also invest in conservative asset allocation funds, which in turn employ a strategy of investing in a combination of bonds and common stocks, whereby the stock allocation is less than 40%, and equity funds that invest in dividend paying common stocks to generate income. An underlying fund may use derivatives such as options and futures contracts as a substitute for investing directly in debt securities.

Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12b-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds.

The Fund may sell an underlying fund if the Adviser believes it no longer contributes to the attainment of the Fund’s investment objective. Factors that could contribute to an underlying fund being sold include disappointing performance, portfolio overlap or concentration that impacts the Fund’s diversification or a change in the underlying fund’s portfolio manager.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the bond and stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

Bank Debt Risk - An underlying fund may invest in bank debt that involves the participation in loans or of assignments of all or a portion of loans from third parties. Investments in bank debt involve credit risk, interest rate risk, liquidity risk and other risks including the risk that any loan collateral may become impaired;

•

Credit/Default Risk - An issuer of a fixed income security could be downgraded or default. An issuer’s credit quality depends on its ability to pay interest on and repay its debt and other obligations. If an underlying fund holds securities that have been downgraded or that default on payment, the fund’s performance could be negatively affected;

•

Currency Risk - Fluctuations in foreign currency values will result in fluctuations in the U.S. dollar value of securities denominated in that foreign currency. If the U.S. dollar rises in value against a foreign currency, a security denominated in that currency will be worth less in U.S. dollars and if the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency will be worth more in U.S. dollars;

•

Derivative Risk - Some underlying funds may use derivative instruments which derive their value from the value of an underlying asset or currency. The value of derivatives may rise or fall more rapidly than other investments and it is possible to lose more than the initial amount invested;

•

Duration Risk – Duration measures the sensitivity of an asset price to movements in yields. Debt securities with longer maturities are more sensitive and volatile to price risk from changes in interest rates.

•

Emerging Market Risk - Emerging market debt securities are generally more volatile and less liquid than debt securities of developed countries;

Summary Section

MH Elite Income Fund of Funds

•

Foreign Market Risk - The underlying funds may invest in foreign securities. Foreign securities risk entails risk relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices;

•

Fund of Funds Risk - Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses. The investment advisers of the underlying funds may simultaneously pursue inconsistent or contradictory courses of action, for example, one fund may be purchasing securities of the same issuer whose securities are being sold by another underlying fund;

•

High Yield Risk - Issuers of lower rated or high yield debt securities are not as strong financially as those issuing higher credit quality debt securities. These issuers are more likely to encounter financial difficulties that could affect their ability to make interest and principal payments when due. High yield debt securities are generally more illiquid,  harder to value and are subject to greater price volatility than higher credit quality securities;

•

Interest Rate Risk - When interest rates rise, debt security prices generally fall. The opposite is also generally true, debt security prices rise when interest rates fall. In general, securities with longer maturities are more sensitive to these price changes;

•

Management Risk - Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

Market Risk - The value of your investment in the Fund will fluctuate in response to the bond and stock market and general economic conditions. There is the chance that bond and stock prices overall will decline because markets tend to move in cycles, with periods of rising and falling prices and interest rates;

•

Portfolio Turnover Risk - Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute taxable gains and dividends to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

•

Prepayment Risk – Debt securities may be subject to prepayment risk. Prepayment risk occurs when the issuer of a security can repay principal prior to the security’s maturity. Securities subject to prepayment risk can offer less potential for gains when the credit quality of the issuer improves.

Performance Information

During the most recent fiscal year, the MH Elite Income Fund of Funds was not in operation and consequently cannot report performance information. Performance information, when available, will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by comparing the Fund’s average annual returns with those of a broad-based market index.

Management of the Fund

Investment  Adviser - MH Investment Management, Inc.

Portfolio Manager – Harvey Merson

Summary Section

MH Elite Income Fund of Funds

Purchase and Sale of Fund Shares

The minimum initial investment is $10,000 and the minimum subsequent investment is $1,000. Minimum investment amounts may be split among one or more of the MH Elite Funds. You may purchase shares by completing an application and sending payment by check to the Fund. An application to purchase shares of the Fund(s) may be obtained by calling the Fund at   800-318-7969 or going to www.mhelite.com. You may sell (redeem) your shares on any day the New York Stock Exchange is open by calling the Fund or by sending a letter of instructions to MH Elite Portfolio of Funds, Inc. at 220 Russell Ave.    Rahway NJ 07065. Redemptions by telephone are permitted only for amounts up to $50,000. Generally, purchase and redemption requests received in good order will be processed at the next asset value (NAV) next calculated after the request is received. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.

Tax Information

The Fund’s distributions will normally be taxed as ordinary income or capital gains unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or IRA.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information on the Funds’                                                            Investment Objectives and Principal Strategies

MH Elite Small Cap Fund of Funds, MH Elite Fund of Funds and MH Elite Select Portfolio of Funds each have an investment objective of long-term capital appreciation. The primary investment objective for MH Elite Income Fund of Funds is income with the potential for capital appreciation as a secondary objective. MH Elite Small Cap Fund of Funds, MH Elite Fund of Funds and MH Elite Select Portfolio of Funds seek to achieve their investment objective by investing in unaffiliated open-end mutual funds ("underlying funds") which in turn, invest principally (i.e. at least 80% of their total assets) in equity securities. MH Elite Income Fund of Funds seeks to achieve its investment objective by investing in unaffiliated open-end mutual funds which in turn, invest in income producing securities. The investment objective of the underlying funds within each Fund will be consistent with the investment objective of the Fund(s). There can be no assurance that the Funds will achieve their investment objective.

MH Elite Small Cap Fund of Funds will emphasize funds that invest in companies whose average market capitalization (a company’s stock price multiplied by the total number of shares outstanding) is less than two billion. The Fund will invest at least 80% of its total assets in ten to twenty-five underlying funds that invest at least 80% of their total assets in common stocks of small and micro-capitalization companies.

MH Elite Fund of Funds will emphasize funds that invest in companies whose average market capitalization is greater than two billion. The Fund will invest at least 80% of its total assets in ten to twenty-five underlying funds that invest at least 80% of their total assets in mid and large capitalization companies. The Fund’s adviser currently considers mid cap companies to have a market capitalization of between $2 billion and $10 billion and considers large-cap companies to have a market capitalization greater than $10 billion.

MH Elite Select Portfolio of Funds will provide investors the opportunity to invest in a diversified mix of asset classes that may have a low correlation to the U.S. stock market including funds that invest in foreign developed markets, emerging markets, natural resources, precious metals and real estate. In addition, MH Elite Select Portfolio of Funds may invest in long/short and/or short only funds that employ investing techniques that do not involve investing in equity securities to help reduce risk. The underlying funds may also employ other investing strategies such as investing in futures and options. The use of various investing strategies by the underlying funds will assist the Fund in its desire to capture market performance and to reduce the effects of market volatility. The Fund will invest at least 80% of its total assets in ten to thirty unaffiliated open-end mutual funds.

Our three equity Funds will invest in a mix of fund styles including value, blend and growth funds. Growth funds will invest in stocks that typically enjoy strong growth in earnings, which is often related to a hot new product or service. Growth stocks are expected to grow at a faster pace then the rest of the market as measured by forward earnings, book value, cash flow and sales. They are often priced at a premium associated with relatively high P/Es (price to earnings ratio) and P/Bs (price to book ratio). In contrast, value managers are bargain hunters looking for a sale, seeking out companies selling for less than the true value of their earning power or assets. The stock holdings of value funds will have P/Es and P/Bs that are well below the norm. Value stocks are not the darlings of Wall Street but rather viewed as the underachievers. In researching stocks, fund managers will uncover what’s hot (growth) and what’s not (value). Blend funds do not adhere to one particular (value or growth) style of investing and will hold a combination of value and growth stocks.

MH Elite Income Fund of Funds will invest at least 80% of its total assets in ten to thirty unaffiliated open-end mutual funds (the underlying funds) with an investment objective that seeks to provide current income and/or total return. The Fund will diversify its holdings by investing in a wide range of income producing funds including U.S. treasury securities, corporate debt, bank debt, mortgage backed securities, inflation indexed securities, convertible securities, junk bonds and dividend paying common stocks. The underlying funds may invest in debt securities of issuers in both developed and emerging markets throughout the world. The underlying funds may also invest in fixed income instruments of varying maturities and invest in bonds with a credit rating ranging from below investment grade (high yield or junk bonds) securities to AAA credit rated securities. The advisers of the underlying funds that invest in unrated securities are responsible for the valuation of the unrated securities. A maturity date, which refers to a future date on which the issuer pays the principal to the investor, can range from one day up to 30 years or more. Generally bonds that mature in less than five years are called short term bonds; bonds that mature in five to twelve years are called intermediate term bonds and long term bonds have maturities of 12 years or more.

The Investment Adviser reviews and evaluates funds based on their investment style, policies, and past performance.  Other criteria considered in making a determination include the portfolio manager’s tenure and experience, the size of the fund, transaction and operating expenses and fees, portfolio composition and liquidity, and quality and types of shareholder services provided.  Consistency in performance and a fund’s relative performance versus other funds with a similar investing style is an important consideration when evaluating a fund for the portfolio. The sector weightings of an underlying fund are reviewed for overlap in holdings and to insure the Funds maintain an overall balanced portfolio. In the process of screening and comparing funds, the Investment Adviser will consider a fund’s standard deviation, a statistical measure of a fund’s range of performance and volatility, and a fund’s alpha figure, used to measure the value added or subtracted by a fund’s manager. The Funds will invest in unaffiliated funds that can be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12b-1 fees of .25%. Disappointing performance, a change in portfolio manager(s) or significant style drift will lead to a fund being removed from the portfolio.  A description of the Funds’ policies and procedures with respect to the disclosure of the Fund’s portfolios securities are available in the Funds’ Statement of Additional Information (“SAI”). Portfolio Holdings for each Fund are updated monthly on the Fund’s website, www.mhelite.com.

Principal Risks

An investment in any security involves a certain amount of risk. There are a number of risks and other considerations that a potential investor in each of the Funds should consider.  Some of these relate to an investment in a security of any kind, others are particular to a fund that invests in other funds, and still others concern certain legal requirements applicable to funds that invest in other funds. There is the potential for a diluted effect of investing in a fund of funds. MH Elite Small Cap Fund of Funds and MH Elite Fund of Funds will invest at least 80% of their assets in underlying funds, which will invest at least 80% of their assets in equity securities. If only the minimum investment restrictions are met by the Funds and the underlying funds, then only 64% of assets would be invested in equity securities. In contrast, while MH Elite Select Portfolio of Funds will invest 80% of its assets in underlying funds, the underlying funds, by investing in derivatives such as options and futures contracts, may have less than 80% of their assets in equity securities which would further reduce the percentage of assets that would be invested in equity securities. As cash can be considered an income producing security, there is less of a diluted effect for MH Elite Income Fund of Funds in meeting its investment objective. Although the Funds diversify their portfolios by investing in other mutual funds, which tends to minimize risk somewhat, it does not eliminate risk altogether.

The value of your investment in each Fund will fluctuate in response to stock market and general economic conditions.  One risk to consider, when investing in any of the Funds, is the possibility that its share price and total return may decline as a result of a decline in the value of the underlying funds.  In the past, investing in small cap stock funds has been riskier than investing in funds that concentrate on mid and large cap stocks.  Stock prices of small cap companies tend to be more volatile than mid and large cap companies with sharper price movements in both up and down markets.  Each Fund may be weighted more to one particular style of investing (i.e. growth vs. value) that may under perform and/or be more volatile than other investment styles at the time. Furthermore, our selection of underlying funds may not perform as well as expected when we bought them or as well as the stock market in general.  As a result, loss of money is a risk of investing in each of the Funds. You should consider an investment in each of these Funds as a long-term investment.

Due to the broad diversification of asset classes in which MH Elite Select Portfolio of Funds will invest in, there are additional risks that should be considered before investing. For a variety of reasons including unstable economies, potential for political unrest, demographics, market inefficiencies and currency fluctuations, investing in foreign and emerging markets may be more volatile than investing in the US market. Some of the techniques used by the underlying funds will produce greater volatility in their attempt to achieve greater returns. Some of the funds will even seek to profit from market declines and will conversely sustain losses when the market is rising. The underlying funds may use investment techniques that may be considered aggressive including the use of futures contracts and options. Short selling is another strategy that may be employed by an underlying fund. In short selling one benefits from the decline in value of a security.

There are a number of risk factors associated with investing in MH Elite Income Fund of Funds. Bond prices will react to the direction of interest rates. When interest rates rise, debt security prices generally will decline. In general, securities with longer maturities are more sensitive to interest rate changes. Debt security prices generally will rise when interest rates decline.

The Fund’s investments in underlying funds may be subject to currency risk which is the risk that foreign currencies will decline in value relative to the U.S. dollar. The risk of default by an issuer could have an impact on the Fund’s performance. Bonds with lower credit ratings are riskier than bonds with higher credit ratings. Investing in junk or high yield bonds assumes additional risks. These issuers are more vulnerable to changes in the economy which could impede their ability to make principal and interest payments.  Considering the difference in accounting, auditing and reporting standards, the potential for political and economic unrest and smaller and often limited markets, investing in foreign debt securities generally involves more risks than investing in U.S. debt obligations.

The Funds are independent from any of the underlying funds in which they invest and have little voice in or control over the investment practices, policies, or decisions of those funds.  If the Funds disagree with those practices, policies, or decisions, it may have no choice other than to liquidate its investment in that fund, which can entail further losses.  Also, the Investment Advisers of the underlying funds may simultaneously pursue inconsistent or contradictory courses of action; for example, one fund may be purchasing securities of the same issuer whose securities are being sold by another underlying fund.

An investor in each of the Funds will indirectly pay higher expenses than if the underlying shares were owned directly.  An investor who invests directly in a fund will pay a pro rata share of the fund's operating expenses (i.e. management fees, distribution fees, and other expenses). An investor in any of the Funds will incur a layering of fees as they will not only be paying the operating expenses related to each of the Funds, but they will also be paying a portion of similar expenses of the underlying funds.

The Investment Company Act of 1940 imposes certain conditions on funds which invest in other funds. The Funds and their affiliated persons may not purchase or otherwise acquire more than 3% of the total outstanding stock of another fund.  Because of this restriction, the Funds may have to forgo certain investment opportunities.

Normally, cash, short-term debt securities, and money market mutual funds held for investments or redemptions may not exceed 20% of the Fund’s total assets. For temporary defensive purposes or to accumulate cash for investments or redemptions, the Funds may hold cash or invest in money market mutual funds or in a variety of short-term debt securities, including U.S. Treasury bills and other U.S. Government securities, commercial paper, certificates of deposit, and banker’s acceptance. When the Funds invest for temporary defensive purpose, it may do so without any percentage limitations. These temporary defensive positions are inconsistent with the Funds’ principal investment strategies and the Funds may fail to achieve their investment objectives.

Investment Adviser

MH Investment Management, Inc., located at 220 Russell Ave. Rahway NJ, is a New Jersey corporation that acts as the Investment Adviser to the Funds. MH Investment Management, Inc. has been the investment Adviser to the MH Elite Small Cap Fund of Funds (formerly MH Elite Portfolio of Funds) since its inception on September 1, 1998. Mr. Harvey Merson and Mr. Jeff Holcombe established the company on October 20, 1997 and are the sole owners, directors and officers of MH Investment Management, Inc.

As Portfolio Manager, Mr. Harvey Merson is primarily responsible for the day to day management of the Fund's portfolios.  Mr. Merson is a graduate of Rider College with a Bachelor of Science degree in Business Administration.  He is also registered with the U. S. Securities and Exchange Commission as a Registered Investment Adviser.  Mr. Merson has been assisting individuals with the purchasing, monitoring, and sale of mutual funds for the last 29 years. Refer to the Statement of Additional Information (SAI) for additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of securities in the Fund(s). Mr. Merson also serves as the Chief Compliance Officer, President and Secretary of MH Elite Portfolio of Funds, Inc.

Mr. Jeff Holcombe, Chief Information Officer, is primarily responsible for the administrative operations of the Funds.  Mr. Holcombe is a graduate of Montclair State College with a Bachelor of Science degree in Business Administration, and Fairleigh Dickinson University with a Master of Business Administration in Finance.  Mr. Holcombe is currently a Director of Software Development with Telcordia Technologies, Incorporated. Mr. Holcombe also serves as Vice-President and Treasurer of MH Elite Portfolio of Funds, Inc.

The Investment Adviser furnishes each Fund with investment advice and, in general, supervises the management and investment program of the Funds. Under the Investment Advisory Agreement, the MH Elite Small Cap Fund of Funds, MH Elite Fund of Funds and MH Elite Income Fund of Funds have agreed to pay the Investment Adviser an annual management fee, payable monthly, of 1.00% of the Fund's daily net assets. MH Elite Select Portfolio of Funds will pay the Investment Adviser an annual management fee, payable monthly, of 1.75% of the Fund’s daily net assets.

Pursuant to its contract with each Fund, the Investment Adviser is required to render research, statistical and advisory services to the Funds, to make specific recommendations based on the Fund's investment requirements; and to pay salaries of the Fund's employees who may be officers, directors or employees of the Investment Adviser.

An Administrative Services Agreement between the Funds and MH Investment Management, Inc. stipulates the Investment Adviser will be responsible for expenses incurred for the conduct of business by the Funds and in return, the Funds have agreed to pay the Investment Adviser an annual fee, payable monthly, of .25% of the Fund's daily net assets. For the calendar year 2010, MH Investment Management, Inc. received $32,769 from the Funds under the terms of the Administrative Services Agreement. The Investment Adviser cannot recover any expenses incurred by the Funds that are in excess of the .25% annual fee. For the calendar year 2010, the total operating expenses incurred by the Funds and paid by the adviser, MH Investment Management Inc. was $112,173 or $37,391 per fund.

The Investment Advisory Agreement and Administrative Services Agreement are approved annually by the Fund’s Board of Directors. A discussion regarding the basis for the Board of Directors approving the investment advisory agreement is available in the Fund’s annual report to shareholders for the period January 1st to December 31st of each year.

  Pricing Of Fund Shares

The net asset value (NAV) per share is determined by calculating the total value of the Fund’s assets, deducting total liabilities, and dividing the result by the number of shares outstanding.  On each day the New York Stock Exchange is open for trading, the share price, or NAV, of each Fund is determined as of the close of the regular session of trading on the New York Stock Exchange, normally 4:00 p.m. Eastern time. The price at which a purchase or redemption is effected is based on the next calculation of net asset value after the order is received in good order by the Fund.

The Fund’s assets consist primarily of shares of the underlying funds, which are valued at their respective net asset values under the 1940 Act.  The underlying funds value securities in their portfolio for which market quotations are readily available at their current market value (generally the last reported sale price) and all other securities and assets at fair value. The prospectuses for the underlying funds will explain the circumstances under which those funds will use fair market value and the effects of using fair market value pricing. As trading hours for certain non-U.S. securities end before the close of the New York Stock Exchange (NYSE), closing market quotations may become unreliable. An underlying fund may impose fair market pricing if a significant event occurs, between the time trading ends on a particular security and the close of the customary trading session on the NYSE, which would make the pricing of a particular security unreliable. Fair market pricing is the subjective judgment of the underlying fund’s management.

How To Buy Shares

The offering price of the shares offered by the Funds are at the net asset value per share next determined after your order is received by MH Elite Portfolio of Funds Inc. in good order and is computed in the manner described under the caption "Pricing of Fund Shares" in this Prospectus.  The Funds reserve the right at their sole discretion to terminate the offering of its shares made by this Prospectus at any time and to reject any order received by the Fund that is not in good order. A shareholder will be notified within 48 hours if their order is rejected.  “Good Order” means your purchase request should include the name of the fund, the dollar amount of shares to be purchased, a purchase application when opening an account or, if an existing account, an investment stub from an account statement or by adding your account number to your check. Check to be made payable to MH Elite Portfolio of Funds, Inc. For retirement accounts, checks will also be accepted if made payable to the Fund’s custodian, currently, Huntington National Bank. Third party endorsed checks or foreign checks will not be accepted.

Initial purchase of shares of the Funds may be made by completing and signing an account application submitted to the Funds. Applications may be obtained by calling the Fund or by visiting our website, www.mhelite.com, and downloading the application.  Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, permanent street address, date of birth, social security or government identification number, driver’s license and any other information that will allow us to identify you. Mailing addresses containing only a P.O. Box will not be accepted. The Funds will use such information to verify your identity and will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA Patriot Act. If you do not supply the necessary information, the Funds may not be able to open your account. Furthermore, if the Funds’ do not have a reasonable belief of the identity of a shareholder, the account application will be rejected. Each Fund also reserves the right to close the account within 5 business days of receiving the application if clarifying information/documentation cannot be verified. Please contact the Funds at (800) 318-7969 if you need additional assistance when completing your application.

You may also purchase shares in the Funds through a processing organization which is a broker-dealer, bank or other financial institution authorized to purchase and redeem shares in the Funds for their customers.  If you invest through an authorized institution, you will have to follow their procedures, which may be different from the procedures for investing directly with the Funds, including no minimum initial or subsequent investment requirement.  The processing organization, rather than you, will act as shareholder of record of the shares and will be responsible for delivering Fund reports and other communication about the Funds to you.  Your broker or institution may charge a fee for its services, in addition to the fees charged by the Funds.  You will also generally have to address your correspondence or questions regarding the Funds to the processing organization.

The minimum initial purchase of shares is $10,000.00.  The minimum amount for subsequent purchases is $1,000.00. Investments in funds offered by MH Elite Portfolio of Funds Inc. can be combined to meet the required minimum. The minimum is also per household and extended to include immediate members of the family.

The Funds will automatically retain and reinvest dividends and capital gains distributions declared by the Funds, and use the proceeds for the purchase of additional shares for the shareholder at net asset value as of the close of business on the distribution date.  A Shareholder may at any time by letter or forms supplied by the Funds direct the Funds to pay dividends and/or capital gains distributions, if any, to such shareholder in cash.  Shares will be issued to three decimal places as purchased from the Funds.

How To Exchange Shares

Shares of the Funds may be exchanged for each other at NAV. You may exchange shares by written request or by telephone. You must sign your written request exactly as your name appears on our account records. The privilege of exchanging shares by telephone is automatically available to all shareholders. Your exchange will be processed at the next determined NAV after the Fund receives your request. You must maintain a minimum account balance of $1,000 in each Fund after the exchange of shares has been processed. An exchange of the Fund’s shares for shares of another fund will be treated as a sale of the Fund’s shares and any gain on the transaction may be subject to federal income tax.

How To Sell Shares

The Funds will redeem all or any part of the shares of any shareholder that submits a written request with signature(s) guaranteed to MH Elite Portfolio of Funds Inc. Redemption and withdrawal forms are available on our website, www.mhelite.com or by calling the Fund. Signature(s) must be guaranteed by a commercial bank, trust company, credit union, savings and loan association, or member firm of a national securities exchange.  A notary public may not provide a signature guarantee.  If the amount of the redemption proceeds is $100,000.00 or less, a signature guarantee is not required.

The Funds will also accept telephone redemptions for amounts up to $50,000. A check will be mailed only to the address to which the account is registered unless instructed otherwise in a written request signed by the shareholder(s) of record. The Funds will employ reasonable procedures to determine that telephone instructions are genuine. If the Funds do not employ such procedures, they may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions and providing written confirmation of the transaction(s). Telephone redemption option is not available for retirement accounts.

The sale price of each share will be the next NAV determined after a Fund receives your request in good order.  Payment by the Fund will ordinarily be made within three business days of receipt of request.  The Funds may suspend the right of redemption or postpone the date of payment if the New York Stock Exchange is closed for other than customary weekend or holiday closings, or when trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or when the Securities and Exchange Commission has determined that an emergency exists, making disposal of Fund securities or valuation of net assets not reasonably practicable.  For recently purchased shares, the Funds may delay payment of redemption proceeds for up to 15 days from date of purchase or until the purchased check has cleared which ever occurs first.

The Fund reserves the right to redeem shares automatically without action by the shareholder in accounts when the account balance falls below $1,000.00.

If you own your shares through an account with a broker or other institution, contact that broker or institution to sell your shares.  Your broker or institution may charge a fee for its service.

The Board of Directors has determined it would not be appropriate to impose a redemption fee on any of the Funds. Considering the size of the Fund, in terms of total assets, and the fund of funds structure under which MH Elite Portfolio of Funds, Inc. operates, there is no evidence of or any past activity that would suggest the Funds would be an appropriate investment vehicle for market timing strategies.  There are potential risks of not adopting policies to deter the impact of frequent purchases and redemptions of Fund shares by Fund shareholders.  Frequent trading of Fund shares by shareholders could impede the Fund’s ability to carry out its investment strategy, have an impact on the Fund’s performance and restrict the Funds’ ability to achieve their respective investment objectives. The underlying funds held by each Fund may impose their own polices and procedures for the frequent purchasing and redemption of Fund shares by their respective shareholders. A discussion of the underlying funds policies and procedures regarding frequent trading can be found in the underlying fund’s prospectus.

Retirement Plans

MH Elite Portfolio of Funds Inc. offers shares in connection with tax-deferred retirement plans.  Application forms and additional information about these plans, including applicable fees, are available on the website, www.mhelite.com and from MH Elite Portfolio of Funds Inc. Monies deposited into a qualified account may be invested in shares of the Funds upon filing of the appropriate forms.  MH Elite Portfolio of Funds Inc. will contract with an independent or outside firm, currently Huntington National Bank, to serve as trustee for the Fund’s retirement plans.  Before investing in the Funds through such a plan, an investor should consult a tax advisor.  Due to minimum purchase requirements, the retirement plans available are intended to be used in conjunction with rollovers and transfers from individual retirement accounts (‘IRAs’), and employer sponsored plans (i.e. Section 401K plans, H-R-10 Plans, 403B, etc.).

Distributions and Taxes

At the discretion of the Funds' Board of Directors, the Funds will distribute substantially all of their net investment income and any realized capital gains. Distributions, if declared, will be paid annually. The distributions may be taxed as ordinary income or capital gains (which may be taxable at different rates depending on the length of time the Fund holds its assets). The Funds' distributions, whether received in cash or reinvested in additional shares of a Fund, may be subject to federal income tax. Dividends received shortly after purchase of shares by an investor will have the effect of reducing the per share net asset value of his shares by the amount of such dividends or distributions and, although in effect a return of  capital, are subject to federal income taxes.

The Funds are required by federal law to withhold 28% of reportable payments (which may include dividends, capital gains, distributions and redemptions) paid to shareholders who have not complied with IRS regulations. In order to avoid this withholding requirement, you must supply MH Elite Portfolio of Funds Inc. with your Social Security or Taxpayer Identification Number, and that you are not currently subject to back-up withholding, or that you are exempt from back-up withholding.

Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance for the past five fiscal years (or, if shorter, the period of the Fund’s operation).  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by the firm Sanville & Co., whose report, along with the Fund’s financial statements, are included in the Statement of Additional Information or annual report, which is available upon request.

MH Elite Small Cap Fund of Funds

a)

Per share net investment loss has been determined on the average number of shares outstanding during the period.

b)

Total return assumes reinvestment of all distributions.

c)

Net investment income and expense ratios do not reflect the Fund of Funds’ proportionate share of income and expense of the underlying funds.

Financial Highlights

(continued)

The financial highlights table is intended to help you understand the Fund’s financial performance for the past five fiscal years (or, if shorter, the period of the Fund’s operation).  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by the firm Sanville & Co., whose report, along with the Fund’s financial statements, are included in the Statement of Additional Information or annual report, which is available upon request.

MH Elite Fund of Funds

(a)

Per share net investment loss has been determined on the average number of shares outstanding during the period.

(b)

Total return assumes reinvestment of all distributions.

(c)

Net investment income and expense ratios do not reflect the Fund of Funds’ proportionate share of income and expense of the underlying funds.

Financial Highlights

(continued)

The financial highlights table is intended to help you understand the Fund’s financial performance for the past five fiscal years (or, if shorter, the period of the Fund’s operation).   Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by the firm Sanville & Co., whose report, along with the Fund’s financial statements, are included in the Statement of Additional Information or annual report, which is available upon request.

MH Elite Select Portfolio of Funds

(a)

Commencement of operations began on April 6, 2006.

(b)

Per share net investment income/(loss) has been determined on the average number of shares outstanding during the period.

(c)

Total return assumes reinvestment of all distributions.

(d)

Annualized.

(e)

Net investment income and expense ratios do not reflect the Fund of Funds’ proportionate share of income and expense of the underlying funds.

Privacy Policy

 (December 2010)

MH Elite Portfolio of Funds, Inc. (the "Fund") is committed to protecting the confidentiality and security of your private investment records and personal information. To help the government fight the funding of terrorism and money laundering activities, Section 329 of the USA Patriot Act requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.  The Fund considers client privacy to be fundamental in our relationship with you.  We have established the following standards to safeguard the personal and confidential information you entrust to us.

1.

While we do not sell any nonpublic personal information about our customers to third parties, we do collect and retain such information necessary to service your investment account about you including:

•

Information from applications or other forms that will allow us to verify the identity of any person seeking to open an account such as your name, date of birth, driver's license number, occupation, street address and social security number.

•

Information regarding your financial position, investment experience and objectives, and transactions with the Fund, such as your account balance and transaction detail.

•

Determine whether the person appears on any lists of known or suspected terrorists or terrorist organizations provided to us by any government agency.

2.

We restrict access to your nonpublic personal and account information to employees and those service providers and their employees who need to know that information to service your account.  Some instances when we have provided information to non-affiliates include:

•

Disclosing information necessary to process and service account transactions that you authorize.

•

Disclosing information as required by regulatory or law enforcement agencies or with others as permitted by law.

3.

We maintain physical, electronic, and procedural safeguards to protect your personal information.

4.

Access to your nonpublic personal information is limited to authorized employees, affiliates and third parties.  The information will then only be used for authorized purposes such as maintaining or servicing your account(s) or as permitted by law.

You can be assured that the Fund considers your data to be private and confidential.

If you have any questions or comments about the Fund’s privacy policy, please call us at 1-800-318-7969.

The Privacy Policy is Not Part of the Prospectus

Household Delivery of Shareholder Documents

Only one Prospectus, Annual and Semiannual report will be sent to shareholders with the same last name and address on their MH Elite Portfolio of Funds accounts, unless you request multiple copies.  If you would like to receive separate copies, please call us at 1-800-318-7969.  We will begin sending you additional copies free of charge within 30 days.  If your shares are held through a financial institution, please contact them directly.

To Obtain Additional Information

For additional information about the Funds offered by MH Elite Portfolio of Funds, Inc., please contact us:

By telephone:

1-800-318-7969

By mail:

MH Elite Portfolio of Funds, Inc.

220 Russell Avenue

Rahway, New Jersey 07065

By e-mail:

info@mhelite.com

Internet:

www.mhelite.com

Shareholder Reports

The Funds’ Annual and Semi-Annual Reports contain additional information about the Funds’ investments.  The Funds’ Annual Report contains a discussion of the market conditions and investment strategies that affected the performance of the Funds during the last fiscal year.  Both the Annual and Semi-Annual Reports also contain performance information, financial statements, complete portfolio holdings and are sent to all shareholders.  Mutual Shareholder Services, LLC assists the Fund in the preparation and distribution of reports and statements to shareholders.

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to securities held in the Funds' portfolios are available, without charge and upon request, by calling 800-318-7969 and on the SEC's website at www.sec.gov.  The Funds' proxy voting record for the twelve-month period ended December 31, is available, without charge and upon request, by calling 800-318-7969 and on the SEC's website at www.sec.gov.

Statement of Additional Information

The SAI contains more comprehensive information on the Funds.  The SAI is incorporated by reference into this prospectus which makes it legally part of this prospectus.

To obtain a free copy of the SAI, the annual and semiannual reports or other information about the Funds please call

1-800-318-7969.

Information about the Funds, including the SAI, can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. or on the SEC’s website at http://www.sec.gov. Information about the operation of the SEC’s Public Reference Room may be obtained by calling 1-202-551-8090. Copies of such information and reports may be obtained, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov( or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-1520

Investment Company Act File Number 811-08763